UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  for the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  for the transition period from                      to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Apogee Enterprises, Inc.

401(k) Retirement Plan

Employer ID No: 41-0919654

Plan Number: 005

Financial Statements as of and for the

Years Ended December 31, 2016 and 2015,

Supplemental Schedule as of December 31, 2016,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3
Notes to Financial Statements as of and for the Years Ended December 31, 2016 and 2015	4–8

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (held at end of year) as of December 31, 2016	9

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Apogee Enterprises, Inc. 401(k) Retirement Plan

Minneapolis, MN

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 29, 2017

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

Participant-directed investments - at fair value	263,805,859	237,641,942
Fully benefit-responsive investment contracts - at contract value	40,835,223	39,537,036
Notes receivable from participants	9,850,817	9,527,565
Employer contributions receivable	54,275	104,269
Cash	-	7,400

NET ASSETS AVAILABLE FOR BENEFITS	$314,546,174	$286,818,212

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$286,818,212	$289,827,479

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation (depreciation) of investments	22,770,431	(3,421,253)
Interest and dividend income	965,840	910,479
Loan interest income	416,791	408,605
Employee contributions	13,016,133	11,754,514
Employer contributions	5,991,026	5,612,488
Rollover contributions	1,327,737	1,050,686
Distributions to participants	(16,043,891)	(18,602,311)
Administrative expenses	(716,105)	(722,475)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$314,546,174	$286,818,212

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	Summary Description of the Plan

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administrator, Trustee, and Record Keeper — The Company has appointed a committee consisting of certain officers and employees to be the Plan Administrator. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of January first each year, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2016 and 2015, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1% deferred, and 50% on the next 5% deferred.

Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc. and the Tru Vue Union. The Company made a contribution in the amount of $37,325 in 2016 and $36,156 in 2015 for eligible members of the Tru Vue Union, which is included within the employer contributions receivable in the statements of net assets available for benefits.

While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Investments — Participants may make daily elections as to the investment of their pretax and Company contributions. Participants have the opportunity to direct all amounts allocated to their accounts and may choose to invest in a variety of mutual funds, common collective trust funds, pooled separate accounts plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting — Participants’ pretax contributions are 100% vested at all times. Participants become 100% vested in their Company contributions after completing two years of qualified service with the Company or in the event of death, disability, or retirement. At December 31, 2016 and 2015, forfeited nonvested amounts were approximately $156,000 and $88,000, respectively, which are used to reduce the Company’s matching contribution. During the year ended December 31, 2016, employer contributions were reduced by $183,000 from forfeited nonvested accounts plus earnings and uncashed account checks.

Notes Receivable from Participants — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each investment. Loans can be repaid in one, two, three, four or five years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly. All new loans for the years ending December 31, 2016 and December 31, 2015 had an interest rate of 4.50% and 4.25%, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available to certain participants.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1⁄2; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70 1⁄2.

Employees may make withdrawals upon attainment of age 59 1⁄2. Early withdrawal prior to age 59 1⁄2 from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.

Plan Termination — The Company contributes to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all Company-contributed amounts would immediately become 100% vested.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

a.

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; see Note 4 for additional discussion. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

b.	Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

c.

Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income and realized and unrealized gains and losses.

d.	Deposits, withdrawals, and transfers by the Plan are made at fair value when the transactions occur, except for the Stable Value Fund as described in Note 5.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan’s various investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the financial statements.

Administrative Expenses — All administrative expenses related to trustee and recordkeeping services were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2016 and December 31, 2015, respectively, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $0 and $17,992.

Subsequent Events — There have been no subsequent events which required recognition in the financial statements. As of January 1, 2017, the Plan was amended to make the following changes: eligibility to enter the plan was changed to 18 years of age and 30 days of qualified service and the maximum automatic deferral rate increased to 10 percent.

New Accounting Standards — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 was adopted in the current year and applied retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 4, Fair Value Measurements. There are no effects on the statements of net assets available for plan benefits or the changes therein.

In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This standard has been adopted in the current year, with Parts I and II applied retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. Certain historical disclosures that are no longer required were removed.

3.	Federal Tax Status

The Company received a favorable determination letter from the Internal Revenue Service dated February 10, 2016, stating that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator determined no uncertain tax positions have been taken as of December 31, 2016 and 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress and the Plan is no longer subject to income tax examinations for years prior to 2013.

4.	Fair Value Measurements

Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). The Plan does not have any Level 3 assets or liabilities.

Financial assets measured at fair value on a recurring basis as of December 31, 2016 were as follows:

Investments measured at quoted prices in active markets (Level 1):
Mutual funds	$55,534,141
Apogee Enterprises, Inc. common stock	23,456,704

Total	78,990,845
Investments measured at net asset value (NAV):
Common collective trust funds	168,555,275
Pooled separate accounts - index funds	16,259,739

Total investments	$263,805,859

Financial assets measured at fair value on a recurring basis as of December 31, 2015 were as follows:

Investments measured at quoted prices in active markets (Level 1):
Mutual funds	$54,644,784
Apogee Enterprises, Inc. common stock	19,089,829

Total	73,734,613
Investments measured at net asset value (NAV):
Common collective trust funds	150,793,998
Pooled separate accounts - index funds	13,113,331

Total investments	$237,641,942

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds were valued at quoted market prices.

Apogee Common Stock was valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year.

Common Collective Trust Funds are valued at the NAV of units of a bank collective trust. The NAV as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (a diversified portfolio of U.S. and international stocks, inflation-hedging securities, U.S. bonds and cash reserves) less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2016.

The Pooled Separate Accounts are investments represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using NAV per share. The NAV is based upon the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily.

5.	Stable Value Fund

The Plan provides participants a self-managed stable value investment option (the Prudential Stable Value Fund or “the Fund”) that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is composed of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Limitations on the Ability of the Fund to Transact at Contract Value

Certain events may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. These events may differ under each contract. Examples of such invents include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger initiated by the Plan Sponsor

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer

6.	Party-in-Interest Transactions

The Plan paid $30,021 to State Street Bank and Trust Company, $174,857 to Prudential Insurance Co., and $559,063 to Principal for investment management services for the year ended December 31, 2016. At December 31, 2016 and 2015, the Plan held 439,095 and 438,746 shares, respectively, of Company stock, with a cost basis of $10,538,506 and $9,586,586, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income from the Company’s common stock of $220,314 and $200,952, respectively. The Plan also holds shares in the Principal Midcap S&P 400 Index Fund and the Principal Smallcap S&P 600 Index Fund, which are both managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.

7.	Reconciliation of Financial Statements to Form 5500

For the year ended December 31, 2016, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

	2016	2015
Total distributions to participants per the financial statements	$(16,043,891)	$(18,602,311)
Plus amount allocated to participants for withdrawal at December 31, 2015	17,992	117,010
Less amounts allocated to participants for withdrawal at December 31, 2016	-	(17,992)

Total distributions to participants per the Form 5500	$(16,025,899)	$(18,503,293)

For the year ended December 31, 2015, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

2015
Net assets available for benefits per the financial statements	$286,818,212
Less amount allocated to participants for withdrawal at December 31, 2015	(17,992)

Net assets available for benefits per the Form 5500	$286,800,220

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

Description	Cost	Description of Investment	Current Value

Prudential Stable Value Fund	**	Stable value fund	$40,835,223
Northern Trust Focus 2025 Fund	**	Common/collective trust	23,244,173
Northern Trust S&P 500 Index Fund	**	Common/collective trust	22,720,949
Northern Trust Focus 2030 Fund	**	Common/collective trust	20,257,698
Northern Trust Russell 1000 Value Index Fund	**	Common/collective trust	19,217,417
Northern Trust Focus 2035 Fund	**	Common/collective trust	16,108,701
Northern Trust Focus 2020 Fund	**	Common/collective trust	13,264,373
Northern Trust Focus 2040 Fund	**	Common/collective trust	12,258,915
Northern Trust Russell 1000 Growth Index Fund	**	Common/collective trust	11,850,643
Northern Trust Focus 2045 Fund	**	Common/collective trust	9,911,162
Northern Trust Focus 2050 Fund	**	Common/collective trust	8,080,876
Northern Trust Focus 2015 Fund	**	Common/collective trust	5,348,765
Northern Trust MSCI ACWI Ex-US Index Fund	**	Common/collective trust	3,720,628
Northern Trust Focus Income Fund	**	Common/collective trust	1,390,008
Northern Trust Focus 2010 Fund	**	Common/collective trust	819,685
Blackrock Strategic Completion Fund	**	Common/collective trust	361,282
Lord Abbett Developing Growth Fund	**	Mutual fund	16,011,312
Vanguard TTL Bond Market Index	**	Mutual fund	13,151,955
American Funds EuroPacific Growth Fund	**	Mutual fund	12,150,353
Vanguard Midcap Value Index	**	Mutual fund	4,653,665
Vanguard Smallcap Value Index	**	Mutual fund	3,261,023
Vanguard Midcap Growth Index	**	Mutual fund	2,873,012
Dodge & Cox International Stock Fund	**	Mutual fund	2,015,746
Vanguard Treasury Money Market Fund	**	Mutual fund	1,417,075
Principal Midcap S&P 400 Index*	**	Pooled separate account	12,716,505
Principal Smallcap S&P 600 Index*	**	Pooled separate account	3,543,234
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	23,456,704
Loans to participants*, with maturity dates ranging from 1/06/2017 to 5/09/2031 and with interest rates of 4.25% to 9.25%		Participant loans	9,850,817

TOTAL			$314,491,899

* Denotes party-in-interest

** Historical cost has been omitted for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.

Plan Administrator

By:	/s/ James S. Porter

James S. Porter

Executive Vice President and Chief Financial Officer

Date: June 29, 2017